News Release

For Immediate Release

WEST FRASER ANNOUNCES FOURTH QUARTER 2023 RESULTS
VANCOUVER, B.C., February 14, 2024 – West Fraser Timber Co. Ltd. ("West Fraser" or the "Company") (TSX and NYSE: WFG) reported today the fourth quarter results of 2023 ("Q4-23"). All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.
Fourth Quarter Highlights
•Sales of $1.514 billion and loss of $153 million, or $(1.87) per diluted share
•Adjusted EBITDA1 of $97 million, representing 6% of sales
•Lumber segment Adjusted EBITDA1 of $(51) million
•North America Engineered Wood Products (“NA EWP”) segment Adjusted EBITDA1 of $143 million
•Pulp & Paper segment Adjusted EBITDA1 of $2 million
•Europe Engineered Wood Products (“Europe EWP”) segment Adjusted EBITDA1 of $3 million
•Repurchased 1.495 million shares for aggregate consideration of $104 million
•Completed acquisition of Spray Lake Sawmills located in Cochrane, Alberta and associated timber tenures
Annual Highlights
•Sales of $6.454 billion and loss of $167 million, or $(2.01) per diluted share
•Adjusted EBITDA1 of $561 million, representing 9% of sales
•Lumber segment Adjusted EBITDA1 of $2 million, including $62 million of export duty recovery attributable to finalization of AR4
•NA EWP segment Adjusted EBITDA1 of $589 million
•Pulp & Paper segment Adjusted EBITDA1 of $(77) million
•Europe EWP segment Adjusted EBITDA1 of $46 million
•Repurchased 1.835 million shares for aggregate consideration of $129 million
Subsequent to Quarter End
•Effective January 1, 2024, Sean McLaren succeeded Ray Ferris as President and Chief Executive Officer and joined the Board of Directors
•Announced permanent closure of lumber mill in Maxville, Florida and indefinite curtailment of operations at lumber mill in Huttig, Arkansas
•Announced permanent closure of lumber mill in Fraser Lake, B.C., following an orderly wind-down
•Completed sale of Hinton pulp mill
1.Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

“The fourth quarter of 2023 saw continued weakness in demand for our North American lumber and European panel products. In contrast, demand for our North American OSB, plywood and other engineered products experienced resilient demand as new home construction markets were surprisingly robust with mortgage rates showing signs of stabilizing after moving meaningfully higher earlier in the year,” said Sean McLaren, West Fraser’s President and CEO. "On balance, while 2023 was a challenging year financially, it was also a period marked by significant progress in our ongoing portfolio optimization strategy, which we advanced through acquisitions, announced divestitures, mill curtailments and major capital investments."
"Although demand markets face a measure of uncertainty in the near term, we will continue to look for opportunities that improve West Fraser over the longer term. We have been prudent and purposeful in preparing the Company for what may lie ahead as we transition into 2024. And we believe our people and our culture combined with our diversified manufacturing platform and financial flexibility will continue to provide competitive advantages that are important to the business and our stakeholders, and that will allow us to continue to successfully execute our business strategy.”
Results Summary
Fourth quarter sales were $1.514 billion, compared to $1.705 billion in the third quarter of 2023. Fourth quarter earnings were $(153) million, or $(1.87) per diluted share, compared to $159 million, or $1.81 per diluted share in the third quarter of 2023. Fourth quarter Adjusted EBITDA was $97 million compared to $325 million in the third quarter of 2023. Restructuring and impairment charges of $134 million were recorded in Q4-23.
Full year sales were $6.454 billion, compared to $9.701 billion in 2022. Full year earnings were $(167) million, or $(2.01) per diluted share, compared to $1.975 billion, or $20.86 per diluted share in 2022. Adjusted EBITDA1 was $561 million in 2023 compared to $3.212 billion in 2022. Restructuring and impairment charges of $279 million were recorded in 2023.

Liquidity and Capital Allocation
Cash and short-term investments decreased to $900 million at December 31, 2023 from $1.162 billion at December 31, 2022.
Capital expenditures in the fourth quarter were $157 million. Full year capital expenditures were $477 million in 2023 and $477 million in 2022.
We paid $25 million of dividends in the fourth quarter, or $0.30 per share, and declared a $0.30 per share dividend payable in the first quarter of 2024. We paid $100 million of dividends in 2023.
In the fourth quarter of 2023, we repurchased 1,494,801 shares under our Normal Course Issuer Bid ("2023 NCIB") for aggregate consideration of $104 million. For the full year, we repurchased 1,834,801 shares under the current 2023 NCIB for aggregate consideration of $129 million. As of February 13, 2024, 1,878,648 shares have been repurchased under the bid, leaving 2,185,048 shares available to purchase at our discretion until the expiry of the 2023 NCIB.
As of February 13, 2024, we have repurchased for cancellation 41,620,442 of the Company’s shares since the closing of the acquisition of Norbord on February 1, 2021 through the completion of a substantial issuer bid ("SIB") in 2021, completion of a SIB in 2022 and normal course issuer bids, equalling 76% of the shares issued in respect of the Norbord Acquisition.

Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North America lumber, OSB and engineered wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, improved housing affordability from stabilization of inflation and interest rates, a large cohort of the population entering the typical home buying stage, and an aging U.S. housing stock are expected to drive new home construction and repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.46 million units in December 2023, with permits issued of 1.50 million units, according to the U.S. Census Bureau. While there are near-term uncertainties for new home construction, owing in large part to interest rate expectations and the direction of changes to mortgage rates and the resulting impact on housing affordability, unemployment remains relatively low in the U.S. and central bankers across North America have indicated that the current rate hiking cycle appears to be nearing its end. However, demand for new home construction and our wood building products may decline in the near term should the broader economy and employment slow or interest rates remain elevated or increase further than currently expected, impacting consumer sentiment and housing affordability.
Although we continue to experience near-term softness, we expect demand for our European products will grow over the longer term as use of OSB as an alternative to plywood grows. Further, an aging housing stock supports long-term repair and renovation spending and additional demand for our wood building products. Near-term risks, including relatively high interest rates, ongoing geopolitical developments and the lagged impact of recent inflationary pressures, may cause further temporary slowing of demand for our panel products in the U.K. and Europe. Despite these risks, we are confident that we will be able to navigate through this period and capitalize on the long-term growth opportunities ahead.
In the Pulp & Paper segment, the Hinton pulp sale transaction closed on February 3, 2024 following the completion of the customary regulatory reviews and closing conditions. Activities in respect of the closing conditions for the sale of Quesnel River Pulp mill and Slave Lake Pulp mill are proceeding and we continue to anticipate closing of the transaction in early 2024.
Operations
The Company is providing the following operational guidance for 2024:
•Spruce-pine-fir ("SPF") shipments are expected to be 2.6 to 2.8 billion board feet
•Southern yellow pine ("SYP") shipments are expected to be 2.7 to 2.9 billion board feet
•NA OSB shipments are expected to be 6.3 to 6.6 billion square feet (3/8-inch basis)
•European OSB shipments are expected to be 0.9 to 1.1 billion square feet (3/8-inch basis)
•Costs and availability constraints for transportation, raw materials such as resins and chemicals, and energy are expected to moderate over the near term, while labour availability and some capital equipment lead times are expected to remain challenging
•Capital expenditures1 are expected to be $450 million to $550 million

1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Dividend Declared
The Board of Directors of the Company has declared a dividend of $0.30 per share on the Common shares and the Class B Common shares in the capital of the Company, payable on April 4, 2024 to shareholders of record on March 15, 2024. Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends. Dividends are declared and payable in U.S. dollars. Shareholders may elect to receive their dividends in Canadian dollars. Details regarding the election procedure are available on our website at www.westfraser.com in the “Investors/Stock Information/Dividends” section.
Management Discussion & Analysis ("MD&A")
Our 2023 Annual MD&A and audited annual consolidated financial statements and accompanying notes are available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar under the Company’s profile.
Sustainability Report
West Fraser’s 2022 Sustainability Report is available on the Company’s website at www.westfraser.com. This report summarizes our Environmental, Social, and Governance ("ESG") performance with a focus on our people, communities and role of our products in the carbon cycle. It is aligned with the Sustainable Accounting Standards Board ("SASB"), Global Reporting Initiative ("GRI"), the Task Force on Climate-Related Financial Disclosures ("TCFD") and CDP (formerly the Carbon Disclosure Project).
Risks and Uncertainties
Risk and uncertainty disclosures are included in our 2023 Annual MD&A, as well as in our public filings with securities regulatory authorities. See also the discussion of “Forward-Looking Statements” below.
Conference Call
West Fraser will hold an analyst conference call to discuss the Company’s Q4-23 financial and operating results on Thursday, February 15, 2024, at 8:30 a.m. Pacific Time (11:30 a.m. Eastern Time). To participate in the call, please dial: 1-888-390-0605 (toll-free North America) or 416-764-8609 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com. Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Sean McLaren, President and Chief Executive Officer.
Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions. The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.
About West Fraser
West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements
This news release includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this news release include references to the following and their impact on our business:
•demand in North American and European markets for our products, including demand from new home construction, repairs and renovations and industrial and commercial applications;
•the impact of rising and elevated interest rates and inflationary pressures on mortgage rates and housing affordability;
•the anticipated growing market penetration of mass timber;
•the anticipated moderation of interest rates;
•the anticipated moderation of costs and availability constraints for transportation, raw materials and energy over the near term and continued challenges on labour availability and capital equipment lead times;
•operational guidance, including projected shipments, moderation of inflationary cost pressures on our input costs, transportation, raw materials and energy constraints and projected capital expenditures;
•the continuation of investments in our assets and the maintenance of our financial flexibility and our low-cost position as competitive advantages; and
•expectations as to the timing and completion of our sale of Quesnel River Pulp mill and Slave Lake Pulp mill.

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of the conflicts in Ukraine and the Middle East;
•continued increases in interest rates and inflation and sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations;
•risks inherent in our product concentration and cyclicality;
•effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; including reliance on fibre off-take agreements and third party consumers of wood chips;

•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•transportation constraints may continue to negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of our suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•our ability to continue to maintain effective internal control over financial reporting;
•satisfaction of the conditions to closing of our sales of Quesnel River Pulp mill and Slave Lake Pulp mill and related timing of the closing of these transactions, including impacts to proceeds from the sale if the working capital at closing is below target;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•our ability to continue to maintain effective internal control over financial reporting;
•finalization of certain post-close working capital adjustments and purchase price allocation relating to the purchase of Spray Lake Sawmills (1980) Ltd.;
•the risks and uncertainties described in the 2023 Annual MD&A; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.

In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2023 Annual MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Non-GAAP and Other Specified Financial Measures
Throughout this news release, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), and (ii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable measures under IFRS Accounting Standards is provided in the tables set forth below. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.
Adjusted EBITDA and Adjusted EBITDA by segment
Adjusted EBITDA is defined as earnings determined in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance income or expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other income or expense.
Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.
EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and that should not, in our opinion, be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt.
We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.
The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS measure, earnings.
Annual Adjusted EBITDA
($ millions)

	2023	2022
Earnings (loss)	$(167)	$1,975
Finance expense (income), net	(51)	3
Tax provision (recovery)	(61)	618
Amortization	541	589
Equity-based compensation	25	5
Restructuring and impairment charges	279	60
Other income	(5)	(37)
Adjusted EBITDA	$561	$3,212
Quarterly Adjusted EBITDA
($ millions)

	Q4-23	Q3-23
Earnings (loss)	$(153)	$159
Finance income, net	(14)	(21)
Tax provision (recovery)	(50)	56
Amortization	136	132
Equity-based compensation	15	(4)
Restructuring and impairment charges	134	13
Other expense (income)	30	(11)
Adjusted EBITDA	$97	$325
The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider operating earnings to be the most directly comparable IFRS measure for Adjusted EBITDA by segment as operating earnings is the IFRS measure most used by the chief operating decision maker when evaluating segment operating performance.

Annual Adjusted EBITDA by segment
($ millions)

2023	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$(319)	$316	$(242)	$(3)	$(35)	$(284)
Amortization	185	273	24	49	10	541
Equity-based compensation	—	—	—	—	25	25
Restructuring and impairment charges	137	—	142	—	—	279
Adjusted EBITDA by segment	$2	$589	$(77)	$46	$—	$561

2022	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$1,111	$1,371	$(22)	$117	$(18)	$2,559
Amortization	186	306	35	53	9	589
Equity-based compensation	—	—	—	—	5	5
Restructuring and impairment charges	31	—	13	15	—	60
Adjusted EBITDA by segment	$1,328	$1,677	$26	$186	$(5)	$3,212
Quarterly Adjusted EBITDA by segment
($ millions)

Q4-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$(228)	$74	$(7)	$(10)	$(17)	$(187)
Amortization	48	69	3	13	3	136
Equity-based compensation	—	—	—	—	15	15
Restructuring and impairment charges	128	—	6	—	—	134
Adjusted EBITDA by segment	$(51)	$143	$2	$3	$—	$97

Q3-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$(2)	$222	$(29)	$(8)	$2	$184
Amortization	46	67	4	12	3	132
Equity-based compensation	—	—	—	—	(4)	(4)
Restructuring and impairment charges	—	—	13	—	—	13
Adjusted EBITDA by segment	$44	$289	$(12)	$4	$1	$325
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for 2024 based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects to reduce greenhouse gas emissions. This measure assumes no deterioration in current market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in the Company’s 2023 Annual MD&A.

For More Information

Investor Contact
Robert B. Winslow, CFA
Director, Investor Relations & Corporate Development
Tel. (416) 777-4426
shareholder@westfraser.com
Media Contact
Joyce Wagenaar
Director, Communications
Tel. (604) 817-5539
media@westfraser.com